SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ingram Micro Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

457153 10 4

(CUSIP Number)

CUSIP NO. 457153 10 4	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Ingram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 745,005
	6	SHARED VOTING POWER 20,708,355
	7	SOLE DISPOSITIVE POWER 745,005
	8	SHARED DISPOSITIVE POWER 20,708,355
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,453,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 457153 10 4	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,099,259
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 19,099,259
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,099,259
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 457153 10 4	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) E. Bronson Ingram 1994 Charitable Lead Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,609,096
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,609,096
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,609,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 457153 10 4	13G	Page 5 of 10

Item 1(a).	Name of Issuer:

Ingram Micro Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1600 E. St. Andrew Place Santa Ana, CA 92705

Item 2(a).	Name of Person Filing:

John R. Ingram

QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995 (“QTIP Trust”)

E. Bronson Ingram 1994 Charitable Lead Annuity Trust (“Charitable Lead”)

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of John R. Ingram is c/o Ingram Industries Inc., One Belle Meade Place, 4400 Harding Road, Nashville, TN 37205.

The address of QTIP Trust and Charitable Lead is c/o Ingram Industries Inc., One Belle Meade Place, 4400 Harding Road, Nashville, TN 37205.

Item 2(c).	Citizenship:

Each of the persons filing this statement is a United States citizen, corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

CUSIP NO. 457153 10 4	13G	Page 6 of 10

Item 2(e).	CUSIP Number:

457153 10 4

Item 3.	Type of Reporting Person:

N/A

Item 4.	Ownership.

CUSIP NO. 457153 10 4	13G	Page 7 of 10

	Beneficial Ownership at 12/31/06 (1) (2)	% of Common Stock at 12/31/06 (2)
John R. Ingram	21,453,360 (3) (4)	12.7%
QTIP Trust	19,099,259	11.3%
Charitable Lead	1,609,096	0.9%

	(1)	Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

	(2)	Pursuant to Rule 13d-3 promulgated under the Exchange Act, as used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of any person named above, any securities that any person other than such person has the right to acquire within 60 days of such date are not deemed to be outstanding.

	(3)	Excludes 131,000 shares of Common Stock held by Ingram Industries Inc. (the “Ingram Industries”). John R. Ingram is a principal stockholder of Ingram Industries, and may be deemed to be a beneficial owner of the shares held by Ingram Industries.

	(4)	Includes options exercisable for 58,679 shares of Common Stock held by John R. Ingram. Also includes the shares held by QTIP Trust, Charitable Lead with respect to which John R. Ingram acts as a trustee and shares voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP NO. 457153 10 4	13G	Page 8 of 10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

CUSIP NO. 457153 10 4	13G	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

LILY YAN AREVALO

For each of:

John R. Ingram

John R. Ingram as a co-trustee for the QTIP
MARITAL TRUST CREATED UNDER THE
E. BRONSON INGRAM REVOCABLE
TRUST AGREEMENT DATED JANUARY
4, 1995

John R. Ingram as trustee for THE E.
BRONSON INGRAM 1994 CHARITABLE
LEAD ANNUITY TRUST

/s/ Lily Yan Arevalo

Name: Lily Yan Arevalo
Title: Attorney-in-Fact

CUSIP NO. 457153 10 4	13G	Page 10 of 10

Exhibit Index

Exhibit

1.	Names of Reporting Persons

2.	Power of Attorney for (A) John R. Ingram, (B) QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995, (C) E. Bronson Ingram 1994 Charitable Lead Annuity Trust and (D) The John Rivers Ingram Annuity Trust 2004